MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated August 27, 2008 for the three month period ended June 30, 2008 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements, the audited consolidated financial statements and the MD&A for the year ended March 31, 2008.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, production estimates and costs, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in six petroleum permits located in the Taranaki Basin of New Zealand. The Company also has two permit interests (PEP 38738-D and PMP 38156-D) in the Taranaki Basin that will be formally assigned to an arms-length purchaser upon receipt of consent from the Ministry of Economic Development (“MED”) in New Zealand. The Taranaki Basin is a lightly explored area with established commercial production and all of our interests in Taranaki cover 15,827 net acres.

At the date of this report there are five wells producing at the Cheal oil field (TAG: 30.5%). Tie-in of Cheal A7 which was successfully drilled in July 2008, is now complete and production testing is anticipated to begin on August 29, 2008. The Cheal A3X well is currently shut-in pending remedial repair of a casing leak in the well. Having completed and fully commissioned the Cheal production facility during the 2008 fiscal year, the Company is focusing on reducing operating costs, increasing production at Cheal and high-grading our exploration prospects while continuing to mitigate the risk of our prospects through technical evaluation and strict cost control. Our long- term plan continues to focus on maximizing value at Cheal so that oil revenues can fund our development and exploration programs going forward. We also intend to leverage our assets into new opportunities that we feel will meet our risk profile.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended June 30, 2008

During the quarter ended June 30, 2008 the Company incurred $1,301,379 (2007: $2,906,699) worth of net expenditures on its oil and gas properties. The primary capital expenditures and activities during the first quarter essentially relate to PMP 38156-S as follows:

PMP 38156-S: $598,749 (June 30, 2007: $2,329,239) in costs were incurred by the Company during the quarter relating to the Cheal oil field production facilities and $651,006 (June 30, 2007: $116,858) of costs were incurred on other aspects of field development.

During the first quarter of the 2009 fiscal year to the date of this report the Cheal joint venture drilled the Cheal A6, Cheal A6ST and Cheal A7 wells. Cheal A6 reached a total depth of 1930 meters and the well intercepted an oil bearing MM3 Formation as planned at approximately 1818 meters measured depth, but the net sand interval was interpreted as thinner than prognosed and was deemed uneconomic to complete. The Cheal Joint Venture agreed to plug and abandon the MM3 zone in this well bore, set a whipstock plug at 1359 meters and kick off a side track well to a targeted location approximately 150 meters to the south of the original A6 penetration. This location was interpreted from the Brecon 3-D seismic data set to have thicker net sands, although potentially closer to the regional oil/water contact. Cheal A6ST was drilled to a total depth of 1936 meters on July 2nd, 2008 and intercepted the targeted MM3 sands as prognosed, well above the regional oil/water contact. After evaluation of all subsurface data the Joint Venture has agreed to plug and abandon the A6ST well as a sub-commercial hydrocarbon discovery. A new whipstock plug was then set in the wellbore and the Cheal A7 well was drilled successfully from the same surface location. Cheal A7 was drilled to a total measured depth of 1848 meters and intercepted a thicker section of oil bearing sands within the Mt. Messenger formation. The well is being temporarily tied back into the Cheal Production Facility to production test the well on August 29, 2008.

The Company has the following commitments for Capital Expenditure at June 30, 2008:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	1,450,000	1,450,000	-
Total Contractual Obligations (2)	1,450,000	1,450,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $1,450,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to PMP 38156-S and relate to the remaining costs of the Cheal A6, A6 ST and A7 wells along with costs associated with operations to tie-in the A7 well to the Cheal production facility.

Results of Operations
The Company recorded net income for the first quarter of the 2009 fiscal year of $790,954 ($0.01 per share) compared to a loss of $911,763 ($0.01 per share) for the same period last year. Net income for the period essentially resulted from the Company’s net production revenue.

The Company’s revenue for the first quarter consisted of oil and gas sales from the Cheal Oil Field, totalling $2,060,824 (June 30, 2007: $893,499). The Company also received interest income of $44,941 compared to $123,751 being recorded for the same period last year. Interest income decreased for the year when compared to the same period last year as a result of the Company’s lower working capital balances.

During the quarter ended June 30, 2008, the Cheal oil field produced 43,707 (June 30, 2007: 35,886) gross barrels of oil and 51,340 (June 30, 2007: 35,930) gross barrels of oil were sold with associated gas produced being used to generate electricity on-site with excess gas being sold to an independent third party. The Company’s 30.5% share of oil produced and sold for the quarter was 13,330 (June 30, 2007: 10,945) and 15,659 (June 30, 2007: 10,959), respectively. The Company’s share of production costs for the first quarter of the 2009 fiscal year amounted to $347,983 while depletion and royalties amounted to $405,672 and $89,883 respectively.

Production for the quarter averaged 480 barrels gross per day (TAG: 146 barrels per day). The tie-in of the Cheal A7 well plus additional drilling is required to increase daily production and the joint venture is also considering the implementation of a formal cycling plan to manage gas to oil ratio’s, while studies are also being conducted to identify the potential benefits of a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 million standard cubic feet being exported to the Waihapa Production Station to March 31, 2008 and 30.351 million standard cubic feet being exported during the current quarter.

In July 2008, the Waihapa Production Station was temporarily shut down due to inadequate supplies of gas to the facility from other sources. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. The minor amounts of residual gas is processed at the Waihapa Production Facility and sold. As a result of the shut down, processing of raw gas from Cheal into the Waihapa Production Station has been suspended, however processing is expected to begin again in the second quarter of the 2009 fiscal year.

Since the Company acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 258,538 barrels of oil to June 30, 2008. From November 2004 to June 30, 2008, however, the Cheal oil field has produced 352,232 barrels of oil.

General and administrative (“G&A”) costs for the first quarter of the 2009 fiscal year decreased to $322,725 from $383,961 for the same period as last year primarily due to less exploration activity taking place during the current quarter when compared to the same period last year.

A comparative summary of the Company’s G&A costs over the three months ending June 30, 2008 is as follows:

	3 months ended June 30
	2008	2007
Consulting fees	$30,060	$2,272
Directors fees	16,000	33,934
Filing, listing and transfer agent	8,273	6,363
Reports	-	-
Office and administration	32,074	22,136
Professional fees	16,184	41,908
Rent	7,433	12,736
Shareholder relations and communications	31,263	21,312
Travel	30,141	57,026
Wages	177,395	227,370
Overhead recoveries	(26,098)	(41,096)
	$322,725	$383,961

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the first quarter amounting to $60,021 compared to a foreign exchange loss of $551,244 last year. The foreign exchange loss for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $6,339 for the quarter ending June 30, 2008 (June 30, 2007: $22,817) relating to the amortization of the fair value compensation cost of stock options previously granted.

c. The Company incurred costs during the first quarter of $17,542 (June 30, 2007: $340,810) for general exploration costs on permits written-off during the 2008 fiscal year as these permits were deemed to be unlikely to provide the Company with an opportunity to recover the costs.

Please also refer to Note 2 of the accompanying unaudited consolidated interim financial statements.

Summary of Quarterly Information

2009		2008			2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$

Total revenue	1,970,941	1,181,981	1,238,819	789,655	852,761	366,611	337,311	234,916

General and
administrative	(322,725)	(735,459)	(421,921)	(779,753)	(383,961)	(741,455)	(430,745)	(432,661)

Foreign
Exchange	(60,021)	(509,337)	(188,290)	(633,645)	(551,244)	47,086	634,690	(130,172)

Stock option
compensation	(6,339)	(11,382)	(22,817)	(22,817)	(22,817)	(23,838)	(39,219)	(38,207)

Other	(790,902)	(276,812)	(7,202,724)	(27,274)	(806,502)	(15,992,555)	(1,273,535)	(356,198)

Net income
(loss)	790,954	202,615	(6,596,933)	(673,834)	(911,763)	(16,344,151)	(771,498)	(722,322)

Basic income
(loss) per
share	0.01	0.00	(0.07)	(0.01)	(0.01)	(0.19)	(0.01)	(0.01)

Liquidity and Capital Resources
The Company ended the first quarter with $6,602,040 (June 30, 2007: $10,146,002) in cash and cash equivalents and $7,696,552 (June 30, 2007: $10,166,050) in working capital. This compares to $6,553,101 in cash and cash equivalents and $7,511,039 in working capital for the year ended March 31, 2008. As of the date of this report the Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of additional financing. Alternatively certain permits may be farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transaction
The Company was not involved in any related party transaction during the period ended June 30, 2008 outside of paying wages, consulting fees and directors fees as disclosed in this report and in the accompanying unaudited consolidated financial statements.

Director Movements
On June 11, 2008, John Vaccaro was apointed as a Director of the Company. On June 23, 2008, David Bennett resigned as a Director of the Company.

Subsequent Events
For more information please also refer to Note 9 of the accompanying unaudited consolidated financial statements.

Share Capital
Please refer to Notes 5 and 9 of the accompanying unaudited consolidated financial statements for share capital information to the date of this report.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an environmentally sensitive manner in all operations.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures
An analysis of the Company’s internal control over financial reporting and disclosure controls and procedures is included in the 2008 annual Management’s Discussion and Analysis (“MD&A”). There have been no significant changes to the Company’s internal systems and procedures that occurred during the most recent period that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting and or its disclosure controls and procedures.The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) has concluded as at the date of this MD&A, that the Company’s internal contols over financial reporting are effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. In addition the CEO and CFO has concluded as at the date of this MD&A that the Company’s disclosure controls and procedures continue to be effective to provide reasonable assurance that material information related to the Company is made, recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

It should be noted that management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER
Garth Johnson	Bank of Montreal
President, CEO, CFO and Director	Vancouver, British Columbia
Vancouver, British Columbia
LEGAL COUNSEL
John Vaccaro	Blake, Cassels & Graydon
Director	Vancouver, British Columbia
Vancouver, British Columbia
Bell Gully
Dan Brown	Wellington, New Zealand
Director
Vancouver, British Columbia	AUDITORS
De Visser Gray
Guiseppe (Pino) Perone	Chartered Accountants
Director	Vancouver, British Columbia
Vancouver, British Columbia
REGISTRAR AND TRANSFER AGENT
CORPORATE OFFICE	Computershare Investor Services Inc.
Suite 1407, 1050 Burrard Street	100 University Avenue, 9th Floor
Vancouver, British Columbia	Toronto, Ontario
Canada V6Z 2S3	Canada M5J 2Y1
Telephone: 1-604-609-3350	Telephone: 1-800-564-6253
Facsimile: 1-604-682-1174	Facsimile: 1-866-249-7775

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
New Plymouth, New Zealand	The Annual General Meeting will be held
on December 19, 2008 at 4:00pm at the
offices of Blake, Cassels & Graydon located at
SUBSIDIARIES	Suite 2600, 595 Burrard Street
TAG Oil (NZ) Limited	Vancouver, B.C. V7X 1L3
TAG Oil (Canterbury) Limited
Cheal Petroleum Limited	SHARE LISTING
TSX Venture Exchange
SHAREHOLDER RELATIONS	Trading Symbol: TAO
Telephone: 604-609-3350	OTC Bulletin Board
Email: ir@tagoil.com	Trading Symbol: TAGOF

SHARE CAPITAL	WEBSITE
At August 27, 2008, there were	www.tagoil.com
91,631,081 shares issued and outstanding.
Fully diluted: 92,791,081 shares